File No. 70-9145



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 2
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                             * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                             * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended, and AEP Resources, Inc., a wholly-owned non-utility subsidiary of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9145 as follows:
     1. The first paragraph of Item 1. Description of Proposed Transaction is amended and restated:
     "American Electric Power Company, Inc. ('American'), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ('1935 Act'), and AEP Resources, Inc. ('Resources'), a wholly-owned non-utility subsidiary of American,
FN1 Resources invests in exempt wholesale generators and foreign utility companies and other independent energy projects.


request authority (i) for Resources, or a wholly-owned subsidiary, to enter into a joint venture ('Management Company') with Conoco Inc. ('Conoco') that will provide energy services to industrial, commercial and institutional customers; (ii) for Resources, or a wholly-owned subsidiary, to enter into a joint venture ('Capital Company') with Conoco and its parent, E. I. du Pont de Nemours and Company ('DuPont') that will provide financing for energy-related assets to customers of Management Company; (iii) for American to guarantee the obligations of Resources under the joint venture agreements; (iv) for American or Resources to provide Management Company and its subsidiaries with up to $100 million in guarantees through December 31, 2002;
(v) for Resources to form, and for American and Resources to guarantee the obligations of, special purpose subsidiaries; (vi) for Capital Company or Management Company to form, and guarantee the obligations of, one or more subsidiaries; (vii) for Capital Company, Management Company and their subsidiaries to issue membership or partnership interests; and (viii) for Capital Company and Management Company and their subsidiaries to pay dividends out of capital or unearned surplus to the extent permitted by applicable law. American and Resources on the one hand and Conoco and DuPont on the other hand are sometimes hereinafter referred to as the 'Parties'."
     2.   Sections 5 and 6 of Item 1 are amended and restated:
          "(5) Guarantees
          American may guarantee the obligations of Resources to invest up to $250 million in the Capital Company and up to $50 million in the Management Company and the other obligations of Resources under the joint venture agreements.
          American or Resources may also guarantee the debt and other obligations of Management Company. Debt financing of Management Company which is guaranteed by American will not (i) exceed a term of 15 years or (ii) (a) bear a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index in effect from time to time or (b) bear a fixed interest rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Nondebt obligations of Management Company which may be guaranteed by American may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. The maximum amount of these obligations that American or Resources proposes to guarantee is $100 million. These guarantees are in addition to those authorized in the Orders dated May 2, 1997 (HCAR No. 26713) and May 10, 1996 (HCAR No. 26516).
          (6)  Additional Subsidiaries
          Resources may form special purpose subsidiaries to hold its interests in Management Company and Capital Company.
American and Resources may guarantee the obligations of these subsidiaries.
          From time to time it may be advantageous for Capital Company or Management Company to form subsidiaries to undertake one or more of the activities described herein. These subsidiaries may be organized (i) in order to facilitate the making of proposals to a prospective customer; or (ii) after the award of a bid proposal, in order to facilitate closing on the purchase or financing of the underlying assets; or (iii) at any time after the consummation of a transaction in order, among other things, to comply with applicable federal or state laws; or
(iv) as part of tax planning, to limit exposure to U.S. and state taxes; or (v) for other lawful business purposes. Capital Company and Management Company may guarantee the debt and other obligations of these subsidiaries."
     3. Exhibit G-1, a revised Form of Notice, is filed herewith.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena_____________________
                                  Treasurer


Dated:  January 26, 1998




                                                      Exhibit G-1


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 1998


_________________________________________
                                         :
In the Matter of                         :
                                         :
AMERICAN ELECTRIC POWER COMPANY, INC.    :
AEP RESOURCES, INC.                      :
1 Riverside Plaza                        :
Columbus, Ohio 43215                     :
                                         :
(70-9145)                                :
_________________________________________:


NOTICE OF PROPOSED FINANCING OF POWER PROJECTS

American Electric Power Company, Inc. ("American"), a registered holding company, and AEP Resources, Inc. ("Resources"), a wholly-owned non-utility subsidiary of American, (American and Resources sometimes hereinafter collectively referred to as the "Applicants") have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), designating Sections 6, 7, 9, 10 and 12 and Rules 45, 46, 52 and 54 promulgated thereunder as applicable the proposed transactions.

American and Resources request authority (i) for Resources, or a wholly-owned subsidiary, to enter into a joint venture ("Management Company") with Conoco Inc. ("Conoco") that will provide energy services to industrial, commercial and institutional customers; (ii) for Resources, or a wholly-owned subsidiary, to enter into a joint venture ("Capital Company") with Conoco and its parent, E. I. du Pont de Nemours and Company ("DuPont") that will provide financing for energy-related assets to customers of Management Company; (iii) for American to guarantee the obligations of Resources under the joint venture agreements; (iv) for American or Resources to provide Management Company and its subsidiaries with up to $100 million in guarantees through December 31, 2002; (v) for Resources to form, and for American and Resources to guarantee the obligations of, subsidiaries; (vi) for Capital Company or Management Company to form, and guarantee the obligations of, one or more subsidiaries; (vii) for Capital Company, Management Company and their subsidiaries to issue membership or partnership interests; and (viii) for Capital Company and Management Company and their subsidiaries to pay dividends out of capital or unearned surplus to the extent permitted by applicable law. American and Resources on the one hand and Conoco and DuPont on the other hand are sometimes hereinafter referred to as the "Parties".

     (1)  The Ventures

     Resources and Conoco/DuPont intend, through Capital Company and Management Company (collectively, "Ventures"), to develop a new business that will provide energy management and capital for Energy Facilities. "Energy Facilities" include facilities and equipment that are used by industrial, commercial and institutional entities to produce, convert, store and distribute (i) thermal energy products, such as process steam, heat, hot water, chilled water, and air conditioning, (ii) electricity, (iii) compressed air, (iv) process and potable water, (v) industrial gases, such as nitrogen, and (vi) other similar products. Energy Facilities also include related facilities that transport, handle and store fuel, such as coal handling and oil storage tanks, and facilities that treat waste for these entities, such as scrubbers, precipitators, cooling towers and water treatment facilities.

Their goal is to allow a customer to focus its management and capital on its core businesses and allow the Ventures to manage and finance the energy requirements of the customer. As permitted by applicable law, Management Company intends to provide Energy Facilities Management Services, Energy Conservation Services, Procurement Services, Other Energy Services and Incidental Services as described below. Capital Company intends to provide lease and other financing for the Energy Facilities of Management Company's customers.

     The Ventures initially will finance and manage Energy Facilities used at 16 manufacturing sites for DuPont's industrial production. Similar assets at 17 additional DuPont and Conoco manufacturing sites also have been identified as potential projects for the Ventures.
The Ventures will seek additional customers not affiliated with DuPont.

     American will not seek recovery through higher rates to the Utility Subsidiaries' customers in order to compensate American for any possible losses that it may sustain on investment in Ventures or for any inadequate returns on such investments. The seven electric utility subsidiaries in the AEP System are Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company (collectively, the "Utility Subsidiaries"). American also owns all of the common stock of AEP Generating Company, which sells power at wholesale to various AEP System companies and others, and minority interests in Ohio Valley Electric Corporation and its subsidiary, Indiana Kentucky Electric Corporation, which supply power to certain government facilities.

Neither Management Company nor Capital Company will be a public utility company as defined in the 1935 Act, and without further Commission approval, neither company will undertake any activity if, as a result, it would become a public utility company as defined in the 1935 Act. Without further authorization of this Commission, the Ventures will not provide their services outside the United States.

     (2)  Management Company

     Management Company will provide the following services:

          (a) "Energy Facility Management Services" include the day-to-day operations, maintenance, and management, and other technical and administrative services required to operate, maintain and manage the Energy Facilities, as well as long-term planning and budgeting for and evaluation of improvements to Energy Facilities.

          (b) "Energy Conservation Services" include (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility or process modifications or enhancements to realize such opportunities;
(3) management, or direct construction or installation, of energy conservation or efficiency equipment; (4) training of customer personnel in the operation of equipment; (5) maintenance of energy systems, (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results;
(9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and
(12) other similar or related activities.

          (c) "Procurement Services" include arranging as agent or broker for a customer to purchase electricity, natural gas, oil, propane, industrial gases and other commodities and supplies used by or distributed through Energy Facilities ("Energy Commodities"). Procurement Services also include the purchase and sale, as principal, of electricity and natural gas, to the extent permitted by state law and state commission orders, and other Energy Commodities, but Management Company will not take positions in, or trade, Energy Commodities for a profit.

          (d) "Other Energy Services" including development, design, construction, ownership, operation, and sale, and providing other managerial and technical services for, Energy Facilities and equipment used in and improvements to Energy Facilities.

          (e) "Incidental Services" include products and services that are incidental to Energy Facilities Management Services, Energy Conservation Services, Procurement Services and Other Energy Services. These incidental products and services will be closely related to the consumption of energy and/or the maintenance of Energy Facilities.

          These services will be provided to DuPont, Conoco, any other affiliate of Management Company (other than American, any other registered holding company and any subsidiaries of either) and any nonaffiliate at market-based prices. Payment for services will vary by project and may include fee-for-service, fixed price, time and materials, progress payments, turnkey payment, Capital Company or third-party financing arrangements, performance contracts with a savings guarantee or payment based on the energy or other resource savings achieved, the output of equipment (for example, steam, water, chilled water, air or heat), commissions, and other payment structures.

          American and Conoco will contribute equal amounts of equity capital to Management Company for the purpose of providing working capital for Management Company. Management Company may also obtain debt financing from American or Resources, Conoco or unaffiliated third parties such as commercial banks. Loans from American or Resources to Management Company would be made at the cost of funds incurred by American or Resources in accordance with Rule 52.

          Management Company will be staffed primarily by current employees of DuPont and Conoco at the facilities. It is expected that initially not more than 25 employees of American Electric Power Service Corporation, a service company ("AEPSC"), and the Utility Subsidiaries will be transferred to Management Company. In addition, AEPSC, the Utility Subsidiaries, AEP Resources Service Company ("RESCo"), AEP Energy Services, Inc. ("AEPES") and Conoco and its affiliates may provide services or sell goods to Management Company. In accordance with Rules 87(a) and 90, services and goods provided by AEPSC or the Utility Subsidiaries to Management Company will be at cost. Services and goods may be provided by RESCo and AEPES at other than cost in accordance with Rules 87(b)(1) and 90(d)(1). In no event will more than 2% of the total employees of AEPSC and the Utility Subsidiaries render services to Management Company at any one time.

     (3)  Capital Company

     Capital Company will offer financing for existing energy assets and improvements and provide new capital for customers of Management Company through sale and leaseback, project financing or other creative financing facilities. Assets financed by Capital Company generally will be managed by Management Company. In addition, Capital Company will make its financing services available to customers of Management Company to assist Management Company in connection with its program to provide energy management and related services to its customers.

     Capital Company anticipates purchasing from DuPont and Conoco the Energy Facilities located at 33 of their industrial and refining facilities at their fair market value, estimated to be approximately $1 billion. Capital Company will lease the facilities back to DuPont and Conoco.

     Capital Company expects to maintain (i) a debt to total capitalization ratio of approximately 75% and (ii) an investment grade rating. All debt financing obtained by Capital Company will be non-recourse to American, Resources, DuPont and Conoco. American will contribute cash to fund its portion of the equity contributions required by Capital Company. DuPont and Conoco will contribute cash or assets to fund their portion of the equity contributions.

     Capital Company may have a small staff, initially less than ten employees; Management Company will most likely provide it with many services. In addition, AEPSC, the Utility Subsidiaries, RESCo, AEPES and Conoco and its affiliates may provide services to Capital
Company.

     (4)  Guarantees

     American may guarantee the obligations of Resources to invest up to $250 million in the Cpaital Company and up to $50 million in the Management Company and the other obligations of Resources under the joint venture agreements.

     American or Resources may also guarantee the debt and other obligations of Management Company. Debt financing of Management Company which is guaranteed by American will not (i) exceed a term of 15 years or (ii) (a) bear a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index in effect from time to time or (b) bear a fixed interest rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Nondebt obligations of Management Company which may be guaranteed by American may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. The maximum amount of these obligations that American or Resources proposes to guarantee is $100 million. These guarantees are in addition to those authorized in the Orders dated May 2, 1997 (HCAR No. 26713) and May 10, 1996 (HCAR No. 26516).

     (5)  Additional Subsidiaries

     Resources may form special purpose subsidiaries to hold its interests in Management Company and Capital Company. American and Resources may guarantee the obligations these subsidiaries.

     From time to time it may be advantageous for Capital Company or Management Company to form subsidiaries to undertake one or more of the activities described herein. These subsidiaries may be organized (i) in order to facilitate the making of proposals to a prospective customer; or (ii) after the award of a bid proposal, in order to facilitate closing on the purchase or financing of the underlying assets; or (iii) at any time after the consummation of a transaction in order, among other things, to comply with applicable federal or state laws; or (iv) as part of tax planning, to limit exposure to U.S. and state taxes; or (v) for other lawful business purposes. Capital Company and Management Company may guarantee the debt and other obligations of these subsidiaries.

     (6)  Issuance of Membership Interests

     It is anticipated that Capital Company and Management Company will be limited liability companies which will issue membership interests to Resources, DuPont and Conoco. In addition, subsidiaries of Capital Company or Management Company may be limited liability companies or partnerships which will issue membership or partnership interests. Capital Company, Management Company and their subsidiaries request authority to issue membership or partnership interests, as the case may be.

     The Management Company Operating Agreement will provide for initial contributions by the members to the Management Company of $1,000 and such additional amounts as may determined by the Management Committee. The Capital Company Operating Agreement will provide for initial contributions by the members to the Capital Company of $1,000 and such additional amounts as may determined by the Management Committee. Membership interests may be issued to third parties by Management or Capital Company on terms to be agreed by the members. Membership or partnership interests may be issued by subsidiaries of Management or Capital Company on terms to be decided.

     (7)  Dividends Out of Capital

     It is requested that Management Company, Capital Company and their subsidiaries be authorized to declare and pay dividends to their parent companies from time to time out of capital or unearned surplus to the extent permitted by applicable law.

     It is expected that situations will arise where Management Company, Capital Company or one or more of their subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     One such situation could result if Management Company or Capital Company were to sell a portion of its equity in a subsidiary to a third party for cash. It then would have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to the Parties out of such cash proceeds.

     Any dividend actually declared and paid by Management Company, Capital Company or a subsidiary out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by March   , 1998 to
the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary